Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 18 DATED APRIL 16, 2024
TO THE PROSPECTUS DATED APRIL 12, 2023
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 12, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock available in this offering as of May 1, 2024;
•to disclose the calculation of our March 31, 2024 NAV per share for all share classes;
•to provide an update on the status of our public offering; and
•to provide other updates to the Prospectus.
May 1, 2024 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2024 (and repurchases as of April 30, 2024) is as follows:

Transaction Price (per share)
Class T	$27.9451
Class S	$27.9986
Class D	$27.9657
Class I	$28.0789
Class E	$29.4666
The May 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2024. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
March 31, 2024 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. In addition, Capright also provides a monthly opinion of reasonableness for the aggregate value of all properties that were not appraised that month. All of the mortgages, mortgage participations and mezzanine loans in our portfolio are valued monthly by Chatham. Chatham also prepares quarterly valuations of our property-level and entity-level debt. We have included a breakdown of the components of total NAV and NAV per share for March 31, 2024.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of March 31, 2024:

$ in thousands, except share/unit data
Components of NAV	March 31, 2024
Investments in real estate	$795,773
Investments in unconsolidated entities	143,638
Investments in real estate-related securities	35,775
Investment in commercial loan	34,680
Investment in affiliated fund	27,170
Cash and cash equivalents	36,742
Restricted cash	11,375
Other assets	7,698
Mortgage notes, revolving credit facility and financing obligation, net	(386,448)
Subscriptions received in advance	(6,853)
Other liabilities	(14,782)
Management fee payable	(310)
Accrued stockholder servicing fees	(15)
Non-controlling interests in joint-ventures	(55,148)
Net asset value	$629,295
Number of outstanding shares/units	21,906,300
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of March 31, 2024:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$17,404	$18,078	$24,292	$125,436	$35,165	$404,186	$4,736	$629,295
Number of outstanding shares/units	622,795	645,665	868,626	4,467,271	1,193,373	13,947,862	160,708	21,906,300
NAV Per Share/Unit as of March 31, 2024	$27.9451	$27.9986	$27.9657	$28.0789	$29.4666	$28.9783	$29.4666
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the March 31, 2024 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.0%	5.7%
Office	8.5%	7.3%
Industrial	7.1%	5.9%
Self-Storage	7.8%	5.8%
Multifamily	7.0%	5.5%
Student Housing	7.2%	5.6%
Retail	8.3%	7.3%

These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	2.0%	1.9%	1.6%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.8)%	(2.0)%	(1.8)%	(1.9)%	(1.9)%	(1.6)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.9%	2.0%	2.9%	2.7%	3.0%	2.8%	1.9%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.7)%	(2.4)%	(2.7)%	(2.6)%	(1.8)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of April 11, 2024, we have issued and sold in our public offering (1) 6,286,216 shares of our common stock (consisting of 264,919 Class T shares, 315,166 Class S shares, 517,469 Class D shares, 3,167,869 Class I shares and 2,020,793 Class E shares) in the primary offering for total proceeds of $190.2 million and (2) 71,443 shares of our common stock (consisting of 7,047 Class T shares, 3,078 Class S shares, 12,594 Class D shares, 33,795 Class I shares and 14,929 Class E shares) pursuant to our distribution reinvestment plan for a total value of $2.1 million. As of March 31, 2024, our aggregate NAV was $629.3 million. We intend to continue selling shares in our public offering on a monthly basis.

Underwriting Compensation
The following disclosure is added to the section entitled “Plan of Distribution – Other Compensation” and modifies all related disclosures in the prospectus.
The Adviser may also pay, without reimbursement by us, broker-dealers or affiliates of broker-dealers a one-time fee of up to $10,000 plus ongoing payments based on the value of our shares under management placed in this offering by such broker-dealer to make this offering available through its distribution channels and provide various services to such clients.